Exhibit 99.1
Explanatory Note
We are filing the information included in this Exhibit 99.1 in accordance with Regulation S-X, which requires us to provide pro forma operating results for the year ended December 31, 2014 related to our acquisition of RedPath Integrated Pathology, Inc., or RedPath. On October 31, 2014, we completed our acquisition of RedPath in a transaction treated as a purchase for financial accounting purposes. The unaudited pro forma combined condensed statement of operations for the year ended December 31, 2014 provided in this Exhibit 99.1 illustrates what the consolidated results of operations of the combined businesses of PDI, Inc., Interpace Diagnostics, LLC and RedPath might have looked like had the acquisition occurred on January 1, 2013. This information is provided for illustrative purposes only and is not necessarily indicative of what our consolidated results of operations would have been if the acquisition of RedPath actually occurred on the date assumed. In addition, this information is not necessarily indicative of what our future consolidated operating results will be. The information provided herein is unaudited and has been prepared on the same basis as our and RedPath’s annual consolidated financial statements.

PDI, Inc. Unaudited Pro Forma Combined Condensed Statement of Operations For the Year Ended December 31, 2014 ($ in thousands, except per share data)
	PDI, Inc.	Historical RedPath
	For the year ended December 31, 2014	January 1, 2014 - October 31, 2014	Pro Forma Adjustments		Pro Forma Condensed Combined
Revenue, net	$119,935	$8,312	$ -		$128,247
Cost of services	101,394	2,577	-		103,971
Gross profit	18,541	5,735	-		24,276

Compensation expense	14,812	3,656	-		18,468
Other selling, general and administrative expenses	14,340	2,415	-		16,755
Acquisition related amortization expense	773		4,339	(a)	5,112
Asset impairments	2,086				2,086
Total operating expenses	32,011	6,071	4,339		42,421
Operating loss	(13,470)	(335)	(4,339)		(18,144)

Interest expense	(602)	(419)	(3,013)	(b)	(4,034)
Other income, net	(68)	(80)	-		(148)
Loss from continuing operations before income tax	(14,140)	(834)	(7,352)		(22,327)
(Benefit from) provision for income tax	(4,738)	39	-		(4,699)
Loss from continuing operations	(9,402)	(873)	(7,352)		(17,628)
Loss from discontinued operations, net of tax	(6,671)				(6,671)
Net loss	$(16,073)	$(873)	$(7,352)		$(24,299)

Basic and diluted loss per share of common stock:
From continuing operations	$(0.630)	$(0.060)	$(0.490)		$(1.180)
From discontinued operations	(0.450)	-	-		(0.450)
Net loss per basic and diluted share of common stock	$(1.080)	$(0.060)	$(0.490)		$(1.630)

Weighted average number of common shares and
common share equivalents outstanding:
Basic and Diluted	14,901	14,901	14,901		14,901

Note 1 - Description of Acquisition
On October 31, 2014 (the “Closing Date”), PDI, Inc. (the “Company”) and its wholly-owned subsidiary, Interpace Diagnostics, LLC (“Interpace”), entered into an Agreement and Plan of Merger (the “Agreement”) to acquire RedPath Integrated Pathology, Inc. (“RedPath”), a molecular diagnostics company helping physicians better manage patients at risk for certain types of gastrointestinal cancers through its proprietary PathFinderTG® platform (the “Transaction”).
Under the terms of the Agreement, the Company paid $12.0 million in cash, plus working capital adjustments, to the Equityholder Representative, on behalf of the equityholders of RedPath (the “Equityholders”), at the closing of the Transaction. The Agreement contains customary representations, warranties and covenants of the Company and RedPath. Subject to certain limitations, the parties will be required to indemnify each other for damages resulting from breaches of the representations, warranties and covenants made in the Agreement and certain other matters.
The Company also issued an interest-free Note to the Equityholder Representative, on behalf of the Equityholders, at the closing of the Transaction for $11.0 million to be paid in eight equal consecutive quarterly installments beginning October 1, 2016. The interest rate will be 5.0% in the event of a default under the Note. The obligations of the Company under the Note are guaranteed by the Company and its Subsidiaries pursuant to the Subordinated Guarantee in favor of the Equityholder Representative. Pursuant to the Subordinated Guarantee, the Company and its Subsidiaries also granted a security interest in substantially all of their assets, including intellectual property, to secure their obligations to the Equityholder Representative.
In connection with the Transaction, the Company and Interpace also entered into the Contingent Consideration Agreement with the Equityholder Representative. Pursuant to the Contingent Consideration Agreement, the Company has agreed to issue to the Equityholders 500,000 shares of the Company’s common stock, par value $0.01 (“Common Stock”), upon acceptance for publication of a specified article related to PathFinderTG® for the management of Barrett’s esophagus, and an additional 500,000 shares of the Company’s Common Stock upon the commercial launch of PathFinderTG® for the management of Barrett’s esophagus (collectively, the “Common Stock Milestones”). In the event of a change of control of the Company, Interpace or RedPath on or before April 30, 2016, the Common Stock Milestones not then already achieved will be accelerated and the Equityholders will be immediately entitled to receive the Common Stock not yet previously issued to them. The Equityholders are entitled to an additional $5 million cash payment upon the achievement by the Company of $14.0 million or more in annual net sales of PathFinderTG® for the management of Barrett’s esophagus and a further $5 million cash payment upon the achievement by the Company of $37.0 million or more in annual net sales of a basket of assays of Interpace and RedPath. In addition, the Company is obligated to pay revenue based payments through 2025 of 6.5% on annual net sales above $12.0 million of PathFinderTG®-Pancreas, 10% on annual net sales up to $30 million of PathFinderTG® for the management of Barrett’s esophagus and 20% on annual net sales above $30 million of PathFinderTG® for the management of Barrett’s esophagus.

The unaudited pro forma condensed consolidated combined financial information should be read in conjunction with the Company’s historical consolidated financial statements and notes thereto included in its Annual Report on Form 10K for the year ended December 31, 2014 and with RedPath’s historical consolidated financial statements and notes thereto included in the Company’s Current Report on Form 8K/A filed with the U.S. Securities and Exchange Commission on January 16, 2015. No Pro Forma Condensed Consolidated Balance Sheet is being presented in this filing as the acquisition of RedPath is reflected in the Company's Consolidated Balance Sheet in its Annual Report on Form 10-K.
The Credit Agreement, the Senior Guarantee and the Intercreditor Agreement
In connection with the Transaction, the Company entered into the Credit Agreement with the Agent and the Lenders. Pursuant to and subject to the terms of the Credit Agreement, the Lenders agreed to provide a term loan to the Company in the aggregate principal amount of $20.0 million (the “Loan”). The maturity date of the loan is October 31, 2020. The Loan bears interest at the greater of (a) three month LIBOR and (b) 1.0%, plus a margin of 12.5%, payable in cash quarterly in arrears, beginning on February 17, 2015. The interest rate will be increased by 3.0% in the event of a default under the Credit Agreement. Beginning in January 2017, the Company will be required to make principal payments on the Loan. Beginning in January 2017 and ending on October 31, 2020, subject to a $250,000 per quarter cap, the Lenders will be entitled to receive quarterly revenue based payments from the Company equal to 1.25x of revenue derived from net sales of molecular diagnostics products (the “Synthetic Royalty”).
The Company agreed to pay certain out-of-pocket costs and expenses incurred by the Lenders and the Agent in connection with the Credit Agreement and related documents, the administration of the Loan and related documents or the enforcement or protection of the Lenders’ rights. The Lenders are also entitled to (a) a $300,000 origination fee and (b) a $800,000 exit fee. In addition, if the Loan is prepaid, the Lenders are entitled to (c) a prepayment fee equal to 6.0% of the Loan if the Loan is prepaid on or after October 31, 2015 but prior to October 31, 2016, 5.0% of the Loan if the Loan is prepaid on or after October 31, 2016 but prior to October 31, 2017 and 2.0% if the Loan is prepaid on or after October 31, 2017 but prior to October 31, 2018, and (d) a prepayment premium applicable to the Synthetic Royalty equal to (i)(1) 1.25% multiplied by (2) the lesser of (A) $80.0 million and (B) the aggregate revenue on net sales of molecular diagnostics products for the four most recently-completed fiscal quarters, multiplied by (ii) the number of days remaining until October 31, 2020, divided by (iii) 360. The Company must also make a mandatory prepayment in connection with the disposition of certain of the Company’s assets.
We received net proceeds of approximately $19.6 million following payment of certain fees and expenses in connection with the Credit Agreement.
Note 2 - Basis of Pro Forma Presentation
The acquisition has been accounted for as a purchase, subject to the provisions of Accounting Standards Codification 805-10-50 and has been treated as an asset acquisition for tax purposes.  In connection with the transaction, the Company has preliminarily recorded $34.5 million of other identified intangible assets and $15.5 million of goodwill as of December 31, 2014. The identified finite-lived intangible assets have a weighted average amortization period of

6.5 years. The Company determined the preliminary acquisition date fair value of the contingent consideration of $23.9 million based on a probability-weighted income approach derived from revenue. The fair value measurement is based on significant subjective assumptions and inputs not observable in the market. Future revisions to these assumptions could materially change the estimate of the fair value of the contingent consideration and therefore materially affect the presented unaudited pro forma condensed consolidated financial information.
Note 3 - Pro Forma Adjustments
(a)    Adjustment to record estimated amortization expense for the identifiable intangible assets of approximately $4.4 million for the period of January 1, 2014 through October 31, 2014, as if the acquisition had occurred on January 1, 2013.  The weighted average useful life of the finite-lived identifiable intangible assets acquired is approximately 6.5 years and these assets are amortized using the straight line method.
(b)    Includes adjustments to record expense for: imputed interest on the Note Payable to the Equityholders of RedPath Payable; effective interest on the Term Loan; accrual of the $0.8 million Loan Maturity Fee; and amortization of $0.2 million of deferred financing fees.